Exhibit 99.1

SonoRepro™ by Pixie Dust Technologies, Inc.

Featured in Medical Practice and New Drugs 2023 Study

New Study Showcases Efficacy of SonoRepro™

New York, New York and Tokyo, Japan, December 14, 2023 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave control technology, today announced that a Company-sponsored experiment on the Company’s SonoRepro™ product was recently conducted by Dr. Akinobu Miyata, Director of Miyata Medical Clinic, in collaboration with the Japan Clinical Trial Association (JACTA).

The study, aimed at determining the effects on the scalp and hair when using SonoRepro™ with scalp lotion for 12 weeks, consisted of adult men and women under 49 years old who were concerned about thinning hair. The goal of the study was to utilize a test group and control group to determine whether results were significant.

As part of the study, scalp lotion was applied to the top of the head, and ultrasonic waves were irradiated to the scalp by SonoRepro™ to cover the center of the application area. SonoRepro™’s non-contact vibrotactile stimulation is a technology that irritates the skin without physically touching it, using ultrasonic waves transmitted through the air.

In comparing the results of the test group with the control group, the outcome revealed that the study participants who received treatment via SonoRepro™ showed a meaningful improvement in hair diameter, head condition, and scalp water content.

“The recent study evidenced the efficacy of our technology across both genders and different age groups,” said Pixie Dust Technologies, Inc. CRO Takayuki Hoshi. “Moving forward, we intend to further explore the potential of our wave control technology in the healthcare sector.”

Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Annual Report on Form 20-F for the year ended April 30, 2023 (File No. 001-41749) filed with the SEC, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com

Gateway Group, Inc.

John Yi and Luke Johnson

Email: pixie@gateway-grp.com